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                             December 9, 2021

       Mann C. Yam
       Chief Executive Officer
       Frontera Group, Inc.
       140-75 Ash Avenue, Suite 2C
       Flushing, NY 11355

                                                        Re: Frontera Group,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 29,
2021
                                                            File No. 024-11731

       Dear Mr. Yam:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 29, 2021

       Reports to Securities Holders, page 22

   1. We note your disclosure that you "are subject to disclosure filing requirements" under the
                                                        Securities Exchange Act
of 1934 (the "Exchange Act"), and you further state that your securities are
registered under Section 12(b) of of the Exchange Act in your annual and quarterly reports
(e.g., your latest Quarterly Report on Form 10-Q filed November 18,
                                                        2021). However, it does
not appear that you have a class of securities registered under
                                                        Section 12(b) or
Section 12(g). Please revise to clarify that you do not have reporting obligations under the
Exchange Act, indicate that you are a voluntary filer, and remove the reference to
Section 12(b)-registered securities in your future periodic reports filed under the Exchange Act.
If you believe that you do have Exchange Act reporting
                                                        obligations, please
provide us with your analysis explaining your belief.
 Mann C. Yam
FirstName LastNameMann    C. Yam
Frontera Group, Inc.
Comapany9,
December   NameFrontera
             2021        Group, Inc.
December
Page 2    9, 2021 Page 2
FirstName LastName
Security Ownership of Management and Certain Securityholders, page 29

2. We note your disclosure that, according to the beneficial ownership table provided as of
         October 31, 2021, Mann C. Yam held a 41.87% ownership interest in the company through ownership of 18,750,000 shares of common stock. We also note your disclosure on page 42 that you issued 18,750,000 shares of common stock to Bin Zhou on October 2,
         2021 and only 5,000,000 shares to Mann C. Yam. Please revise throughout the offering statement to ensure consistency and clarify the respective ownerships of each of Mann C.
         Yam and Bin Zhou. Please also confirm that you have included in such table all securityholders who beneficially own more than 10% of any class of your voting securities, in accordance with Item 12 of Form 1-A.
3. We note your disclosure that two shareholders who reside in China collectively owned
         97.63% of shares as of June 30, 2021 and that they subsequently cancelled such shares.
         To provide additional context to investors, please explain the terms of such cancellation and any consideration issued in exchange. Additionally, please confirm, if true, that the prior shareholders located in China no longer have any influence or control over the management or operations of the company in light of the cancellation, and that you do not have any current connection to China through your operations, business model and ownership structure.
Index to Exhibits, page 53

4. In connection with your audited financial statements, please file the relevant auditor consent as an exhibit. Please refer to Item 17(11) of Part III of Form 1-A.
General

5. In Item 4 of Part I, we note that you have checked the box indicating that you are conducting a Tier 2 offering. In Part II, we note your disclosure throughout the offering circular that you are conducting a Tier 1 offering. Please revise Part II or correct the check box in Part I.
 Mann C. Yam
FirstName LastNameMann    C. Yam
Frontera Group, Inc.
Comapany9,
December   NameFrontera
             2021        Group, Inc.
December
Page 3    9, 2021 Page 3
FirstName LastName
         We will consider qualifying your offering statement at your request. If this is a Tier 1 offering, please confirm in writing, in connection with your request, that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Matt Stout